[Missing Graphic Reference] BOULDER FUNDS	BOULDER GROWTH & INCOME FUND, INC. 2344 Spruce Street, Suite A Boulder, Colorado 80302 (303) 449-0426 www.boulderfunds.net

March 21, 2011

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

Re:                      Boulder Growth & Income Fund, Inc.
File No. 811-02328
Preliminary Proxy Material

To the Staff of the Commission:

Pursuant to Rule 14a-6 under the Securities and  Exchange  Act of 1934, transmitted for filing on behalf of Boulder Growth & Income Fund, Inc. (the “Fund”) is the Fund’s preliminary Notice of Meeting, Proxy Statement and Form of Proxy for its upcoming Annual Meeting of Stockholders.

The matters to be considered by stockholders at the meeting are:

1.
A proposal to amend the Fund’s Charter that would permit the Fund’s directors that are elected by holders of the Fund’s preferred stock, at such time that the Fund’s preferred stock is no longer outstanding, to continue to serve as directors of the Fund for the remainder of his or her term or until his or her successor is duly elected and qualified;

2.	A proposal to remove the Fund's fundamental investment policy requiring the Fund to invest at least 25% of its total assets in Real Estate Related Companies; and

3.	A proposal to elect one Class II Director of the Fund.

It is  anticipated  that  definitive  proxy  materials  will be  mailed  to stockholders  as soon as  practical  after the ten day  period in Rule  14a-6 has expired. Accordingly, we respectfully request comments from the Staff, if any, be directed to me via email at scmiller@boulderfunds.net or Jennifer Welsh at jwelsh@boulderfunds.net or at the telephone number listed above.

Sincerely,

/s/  Stephen C. Miller

Stephen C. Miller

Enclosures